May 2, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc.
Registration Statement on Form S-3, as amended (File No. 333-217440)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carbonite, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File. No. 333-217440) (the “Registration Statement”) be declared effective at 5:00 P.M. Eastern Time on May 4, 2017 or as soon as practicable thereafter.

Sincerely,

CARBONITE, INC.

By:	/s/ Danielle Sheer
Name:	Danielle Sheer
Title:	Vice President, General Counsel and Secretary